October 24, 2016

Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Mail Stop 3561

Attention:	Rufus Decker Accounting Branch Chief
Office of Beverages, Apparel and Mining

Re:	Mountain Province Diamonds Inc.
Form 20-F for the Year Ended December 31, 2015
Filed March 30, 2016
File No. 1-32468

Dear Mr. Decker,

Please see our replies to the questions posed and issues raised in your letter dated October 12, 2016.

1.	Form 20-F for the Year Ended December 31, 2015

Diamond Valuations, page 39

The report of WWW International Diamond Consultants titled Re-Price & Modelling of the Average Price of Diamonds from the Gahcho Kué Diamond Project – February 2014 (“WWW Report”) is being forwarded on a CD under separate cover. Please note that the WWW Report is confidential and contains material non-public information about the international diamond industry. Accordingly, this report will be provided to the Securities and Exchange Commission (“SEC”) as a confidential non-public report and we will seek confidential treatment of the report under SEC Rule 83. We will also request the return of the report and information contained therein pursuant to Part 240.12b-4 of the General Rules and Regulation, Securities Exchange Act of 1934.

Please be advised that the information establishing the proven and probable reserves for the Gahcho Kué project, and the legal, technical and economic feasibility of the materials designated as reserves, is provided in detail in the document filed as exhibit 991 on Form 6-K/A on April 28, 2014 entitled:

HEAD OFFICE		U.S. OFFICE
161 BAY STREET, SUITE 1410		8700 E. PINNACLE PEAK RD
P.O. BOX 216		STE 205
TORONTO, ONTARIO, M5J 2S1		SCOTTSDALE, ARIZONA
CANADA	TSX: MPV NASDAQ: MDM	85255
Tel: (416) 361-3562		Tel: 480 563-7480

“Gahcho Kué Project

2014 Feasibility Study

NI 43-101 Technical Report May 13, 2014 as Amended May 27, 2014

EFFECTIVE DATE: MARCH 31, 2014”

The document, referred to in this letter as the 2014 Feasibility Study, has been prepared in full compliance with the disclosure requirements of National Instrument 43-101 (“NI-43-101”) of the Canadian Securities Administrators.

We note the SEC has proposed revisions to the property disclosure requirements for mining registrants, and related guidance, currently set forth in Item 102 of Regulation S-K under the Securities Act of 1933 and the Securities Exchange Act of 1934 and in Industry Guide 7. However, to our knowledge, the disclosure requirements and related guidance for properties owned or operated by mining companies contained in Item 102 of Regulation S-K and Industry Guide 7 remain in force, and Canadian foreign private issuers reporting on Form 20-F are permitted to report in compliance with NI 43-101.

2.	Item 18. Financial Statements

Notes to Consolidated Financial Statements

Note 8. Decommissioning and Restoration Liability, page 26

We disclosed in note 8 to the consolidated financial statements changes in assumptions used in measuring the decommissioning and restoration liability that resulted in the change in estimate of the decommissioning and restoration liability during the year ended December 31, 2015. In addition, we will in future filings disclose further information regarding the nature of the change in estimate of discounted cash flows for 2015, along with other information required by paragraphs 39 and 40 of IAS 8.

The proposed additional disclosure is as follows:

During the year ended December 31, 2015, the decommissioning and restoration liability was increased by $14,861,675 for a change in estimate, reflecting primarily an increase in estimated reclamation costs due to the advancement of the construction work performed at the Gahcho Kué Diamond mine site. Accretion expense for the year ended December 31, 2016 increased by approximately $300,000 as a result of the change in estimate. Estimation of the amount of the effect of the change in estimate in future periods is impracticable to determine.

3.	Form 6-K dated August 12, 2016

Exhibit 99.2 – Interim Financial Statement for the Three and Six Months Ended June 30, 2016

Condensed Consolidated Interim Statements of Comprehensive (Loss) Income, page 5

The accretion on decommissioning and restoration liability relates to the Gahcho Kué Diamond mine. We consider accretion expense to be in the nature of a borrowing or a finance cost and, as such, do not consider accretion expense to represent our principal business activity, which is developing the Gahcho Kué Diamond Mine, nor do we consider it to be representative of activity that would normally be regarded as 'operating'.

While not addressing disclosure in the statement of profit or loss, both IAS 37, Provisions, Contingent Liabilities and Contingent Assets (IAS 37), and IFRIC Interpretation 1, Changes in Existing Decommissioning, Restoration and Similar Liabilities (IFRIC 1), discuss the nature of accretion. IAS 37, paragraph 60, provides that the increase each period in the carrying amount of a provision to reflect the passage of time is recognized as borrowing cost. Paragraph 8 of IFRIC 1 requires recognition of the periodic unwinding of the discount in profit or loss as a finance cost as it occurs.

We note the terms “operating” or “operations” are not defined in International Financial Reporting Standards in the context of disclosure within the statement of profit and loss. As noted above, due to the nature of our business, we believe that accretion expense would not normally be regarded as being representative of an operating activity, as discussed in paragraph 56 of the Basis for Conclusions on International Accounting Standard 1 (IAS 1), Presentation of Financial Statements. As a result, we excluded accretion expense from the subtotal “loss for the period from operations” in the consolidated statement of comprehensive loss (income). Further, we note that accretion expense does not represent, and is not similar to, any of the examples noted in the Basis for Conclusions on IAS 1 that, in the International Accounting Standards Board's view, would be misleading to exclude from the results of operating activities (i.e., inventory write-downs, restructuring and relocation expenses, depreciation and amortization expenses).

Thank you for your consideration. Please contact the undersigned if you have any further questions.

Sincerely,

“Bruce Ramsden”

Bruce Ramsden

CFO and Secretary